UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE WET SEAL, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

961840105
(CUSIP Number)

DECEMBER 31, 2006
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	961840105	SCHEDULE 13G	Page	2	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Riverview Group, LLC 11-3485705
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,402,811
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,402,811
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,489,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	961840105	SCHEDULE 13G	Page	3	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 87,150
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 87,150
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,489,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	961840105	SCHEDULE 13G	Page	4	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,402,811
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,402,811
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,489,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	961840105	SCHEDULE 13G	Page	5	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,489,961
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,489,961
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,489,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	961840105	SCHEDULE 13G	Page	6	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,489,961
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,489,961
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,489,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	961840105	SCHEDULE 13G	Page	7	of	13

Item 1.
	(a)	Name of Issuer:

The Wet Seal, Inc., a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

26972 Burbank Foothill Ranch, California 92610

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Riverview Group, LLC c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millenco, L.L.C. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Holding Group, L.P. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.10 per share ("Class A Common Stock").

	(e)	CUSIP Number:

961840105

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No.	961840105	SCHEDULE 13G	Page	8	of	13

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the date of this filing, Riverview Group, LLC, a Delaware limited liability company ("Riverview") held:

   (i) 3,111,111 shares of Class A Common Stock currently issuable to Riverview upon the conversion of a 3.76% Secured Convertible Note due January 14, 2012 in the original principal amount of $4,666,667 (the "Note");

   (ii) 537,000 shares of Class A Common Stock currently issuable to Riverview upon the conversion of 1,611 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred");

   (iii) 527,319 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a certain Warrant;

   (iv) 294,643 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series C Warrant;

   (v) 307,738 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series D Warrant; and

   (vi) 625,000 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series E Warrant.

   The number of shares of Class A Common Stock into which the Note, the Series C Preferred and each of the above-referenced Warrants are exercisable or convertible, as applicable, is limited pursuant to the terms of the Note, the Series C Preferred and such Warrants to that number of shares of Class A Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock.

   As of the date of this filing, Millenco, L.L.C., a Delaware limited liability company ("Millenco"), formerly known as Millenco, L.P., a Delaware limited partnership, held 87,150 shares of Class A Common Stock.

CUSIP No.	961840105	SCHEDULE 13G	Page	9	of	13

   Riverview has an open short position of 4,284,173 shares of Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

   Millenco has an open short position of 839,211 shares of Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

   The managing member of Riverview is Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group") and consequently may be deemed to be the beneficial owner of any shares held by Riverview. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Integrated Holding Group and the manager of Millenco and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Integrated Holding Group and Millenco, as the case may be. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

   Note: Millennium Partners, L.P., Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are limited partners of Integrated Holding Group. As such, Millennium Partners, L.P., Millennium SMC LLC and Millennium SMC (Cayman) Ltd. do not have investment or voting control over Integrated Holding Group or its securities positions. Integrated Holding Group is a non managing member of Millenco. As such, Integrated Holding Group has no investment or voting control over Millenco or its securities positions.

(b) Percent of Class:

   5.7% (see Item 4(a) above), which percentage was calculated based on 91,350,011 shares of Class A Common Stock outstanding as of December 21, 2006, as reported in the Company’s Prospectus filed pursuant to Rule 424(b)(5), dated as of December 21, 2006.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   5,489,961

(ii) Shared power to vote or to direct the vote

   -0-

 (iii) Sole power to dispose or to direct the disposition of

   5,489,961

CUSIP No.	961840105	SCHEDULE 13G	Page	10	of	13

(iv) Shared power to dispose or to direct the disposition of

   -0-

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	961840105	SCHEDULE 13G	Page	11	of	13

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of February 13, 2007, by and among Riverview Group, LLC, Millenco, L.L.C., Integrated Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No.	961840105	SCHEDULE 13G	Page	12	of	13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2007

RIVERVIEW GROUP, LLC

By: Integrated Holding Group, L.P.,
       its managing member

By: Millennium Management, L.L.C.
       its managing partner

By:  /s/ Terry Feeney
     Name: Terry Feeney
     Title:   Chief Operating Officer

MILLENCO, L.L.C. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

CUSIP No.	961840105	SCHEDULE 13G	Page	13	of	13

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2007

RIVERVIEW GROUP, LLC

By: Integrated Holding Group, L.P.,
       its managing member

By: Millennium Management, L.L.C.
       its managing partner

By:  /s/ Terry Feeney
     Name: Terry Feeney
     Title:   Chief Operating Officer

MILLENCO, L.L.C. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander